SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                Tele-Optics, Inc.
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                                (NAME OF ISSUER)



                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)


                                   879247 10 4
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                David Grantatell
                                 125 Main Avenue
                             Elmwood Park, NJ 07407
                                 (201) 791-6700
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 3, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 879247 10 4

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1          NAME OF REPORTING PERSON: David Grantatell
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                    (b)    [ ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) [ ]

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6          CITIZENSHIP OR PLACE OR ORGANIZATION

                               United States
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                                       7   SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                        7,312,500
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER
REPORTING
PERSON                                     0
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           7,312,500
                                        ----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   7,312,500
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      7.31%
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14         TYPE OF REPORTING PERSON
                        Five percent (5%) or more Shareholder
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

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock of TELE-OPTICS, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 48 South Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446, and the former principal offices were located at 2300 Glades Road, Suite 210W, Boca Raton, FL 33431.


ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this statement is David Grantatell, an individual. Mr. Grantatell is the owner and manager of Grant Industries, Inc., located at 125 Main Avenue, Elmwood Park, NJ 07407. During the past five years, Mr. Grantatell has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Grantatell is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Grantatell purchased the shares from the Company pursuant to a private placement for an aggregate cash consideration of $500,000. Mr. Grantatell used personal funds to make this purchase.


ITEM 4.  PURPOSES OF TRANSACTION.

         Mr. Grantatell has acquired the shares for investment purposes.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 3, 2004 Mr. Grantatell is the beneficial owner of, in the aggregate, 7,312,500 shares, representing 7.31% percent of the Issuer's outstanding shares (based the records of the Issuer's transfer agent as of February 11, 2004). Mr. Grantatell also owns a Warrant to Purchase Common Stock for 7,312,500 shares of common stock.

         (b) Mr. Grantatell has sole voting power and sole dispositive power with respect to the 7,312,500 shares that he owns directly.

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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Grantatell owns a Warrant to Purchase Common Stock for 7,312,500 shares of common stock with an exercise price of $.08 per share, which expires February 3, 2009.

         Mr. Grantatell does not have any additional contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2004
                                                /s/ DAVID GRANTATELL
                                                -----------------------------
                                                David Grantatell

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